File Number:       57529-0010-Letters

Web site: www.langmichener.com

Direct Line: (604) 691-7445
Direct Fax Line: (604) 893-2679
E-Mail: tdeutsch@lmls.com

December 4, 2007

Via Courier and filed on Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-6010

Attention:       Mr. Martin James, Senior Assistant Chief Accountant

Dear Sirs/Mesdames:

Re:

MIV Therapeutics, Inc. (the "Company")
Form 10-K for the Year Ended May 31, 2007 filed August 29, 2007
and
Form 10-QSB/A for the Period Ended February 28, 2007 filed October 23, 2007
Commission File No. 000-30453

          We write on behalf of the Company in response to the recent comments (the "Comments") of the Staff of the Securities and Exchange Commission (the "Commission") as contained in the Commission's recent letter of November 16, 2007 (the "Comment Letter"), as addressed to the Company, and respecting each of the Company's previously filed Form 10-K for the year ended May 31, 2007, as filed with the Commission by the Company on August 29, 2007, and the Company's previously filed Form 10-QSB/A for the period ended February 28, 2007, as filed with the Commission by the Company on October 23, 2007.

          In this respect, on behalf of the Company, and for the Commission's review and consideration, we have filed via the Edgar system with the Commission:

(a) Amendment No. 1 to the Company's Form 10-K for the year ended May 31, 2007 (the "Form 10-K/A"), which, we confirm on behalf of the Company, necessarily updates the Company's Form 10-K in response to the Commission's recent Comments, together with a complete comparative copy of the Form 10-K/A from the Company's original filing; and

(b) Amendment No. 3 to the Company's Form 10-QSB for the period ended February 28, 2007 (the "Form 10-QSB/A"), which, we confirm on behalf of the Company, necessarily updates the Company's Form 10-QSB in response to the Commission's recent Comments, together with a complete comparative copy of the Form 10-QSB/A from the Company's original filing.

          In addition, we enclose with this letter two copies of such amended Form 10-K/A and amended Form 10-QSB/A, plus two copies that have been redlined to show the changes from the Form 10-K and Form 10-QSB as originally filed with the Commission.

          On behalf of the Company we also provide below our item-by-item responses to the Comments made in the referenced Commission Comment Letter. We confirm that the factual information provided herein relating to the Company has been made available to us by the Company. We also confirm that the paragraph numbering used for each response hereinbelow corresponds to the numbering used in the Commission's Comment Letter.

Form 10-K for the year ended May 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Discussion of Operations for the year ended May 31, 2007 compared to May 31, 2006, page 22

Comment:

1.        We noted that the year ended May 31, 2007 is the first year in which you have reported revenues, however, we did not see any discussion regarding those revenues in your Results of Operations discussions. Please tell us and revise future filings to explain the nature of the revenues earned in the period.

Response:

We confirm, on behalf of the Company, that the revenues in the year ended May 31, 2007 resulted from the acquisition by the Company of BioSync Scientific Pvt. Ltd. ("BioSync") in February of 2007 which has been selling bare-metal and cobalt chromium stents manufactured by it. In this regard we confirm, on behalf of the Company, that the Company has now revised its Results of Operations section in the Form 10-K/A to include discussion regarding revenues as a result of the acquisition of BioSync, and we hope and trust that this is now satisfactory in this regard.

Financial Statements, page F-1

Reports of Independent Registered Public Accounting Firms

Comments:

2.       We see that your current auditors, Ernst & Young, and your prior auditors, Dale Matheson Carr-Hilton LaBonte, both refer to the work of other auditors on whose reports they relied in opining on the financial statements for the period from January 20, 1999 (inception) through May 31, 2003. Please amend the filing to include the reports of the other auditors.

3.       In this regard we note that you include a consent from Morgan & Company as Exhibit 23.4 in which that firm refers to their report dated September 23, 2005, but no report issued by that firm has been included in the filing. Similarly, we note Exhibit 23.3 described as Consent of Independent Auditors, Moore Stephens Ellis Foster Ltd., was not filed with this Form 10-K. Please amend the filing to include the correct documents.

Response:

We confirm, on behalf of the Company, that the Company has now amended its Form 10-K/A to include the reports of all other auditors upon whom the Company's current auditors, Ernst & Young, and the Company's prior auditors, Dale Matheson Carr-Hilton LaBonte and Moore Stephens Ellis Foster Ltd., relied upon in opining on the financial statements for the period from January 20, 1999 (inception) through May 31, 2003. In addition we also confirm, on behalf of the Company, that the Company has included the consents of all such other auditors in its Form 10-K/A, and we hope and trust that this is now satisfactory in this regard.

Consolidated Statements of Operations and Other Comprehensive Loss

Comments:

4.       We note that you present a caption called "stock-based compensation". Revise the statement in future filings to present stock-based compensation in the appropriate captions based on the type of expense. We note that Regulation S-X requires you to present expenses on the statement of operations based on the type of expense and not based on the method of payment. Please revise all applicable sections of future filings, as appropriate.

Response:

We confirm, on behalf of the Company, that the Consolidated Statements of Operations and Other Comprehensive Loss and Note 13 to the financial statements has now been revised to allocate stock-based compensation to the respective expense categories. We also confirm, on behalf of the Company, that the Company's future filings will continue to meet the requirements of Regulation S-X, and we hope and trust that this is now satisfactory in this regard.

Note 7. Acquisition of Biosync Scientific Pvt. Ltd., page F-26

Comments:

5.       We note that the 750,000 shares issued as part of the purchase price with an estimated fair value of $495,000 were to be issued on the condition that the company received the CE Mark license for bare-metal stents. Please respond to the following:

  Tell us whether Biosync obtained that CE Mark and, if so, when.

  Otherwise, describe the contingency related to receiving the CE Mark license for bare-metal stents and how you determined it was appropriate to record the consideration currently as part of the purchase price. Tell us how you considered paragraphs 25-27 of SFAS 141.

  Tell us and revise future filings to clarify how you determined the fair value of the CE mark license. Although you disclose that the excess of the purchase price paid over the fair value of the tangible net assets acquired of $1.4 million represents the fair value of the CE Mark License, you have not explained how you determined the fair value of the intangible asset. Tell us whether that value was equal to or exceeded the $1.4 million allocated. Cite the accounting guidance upon which you based your accounting.

Response:

We confirm, on behalf of the Company, that the referenced CE Mark License for BioSync was obtained on November 3, 2006. In this respect we confirm, on behalf of the Company, that the Company entered into the Agreement in Principle to acquire BioSync on October 17, 2006. On this date BioSync had not yet obtained the CE Mark. The CE Mark was obtained in November of 2006 prior to the February 16, 2007 closing date of the subject BioSync acquisition transaction by the Company. The 750,000 common shares to be issued upon receiving the CE Mark were initially considered contingent consideration but became issuable and no longer contingent upon future events when the CE Mark was obtained. Therefore we confirm, on behalf of the Company, that paragraphs 25-27 of SFAS 141 were no longer appropriate at the time of acquisition and that the subject shares were recorded at their market value and considered part of the purchase price.

In this respect we confirm, on behalf of the Company, that the determination of the fair value of the CE Mark was made after reviewing the discounted cash flow reasonably attributable to the CE Mark which exceeded the $1.4 million value recorded in the financial statements. The Company based its accounting for the acquisition on guidance contained in SFAS 141. There were no other identifiable intangible assets. As disclosed in Note 7 to the consolidated financial statements, the purchase price allocation for this acquisition is preliminary and may be adjusted further as a result of obtaining additional information regarding preliminary estimates of fair values made at the date of purchase. Correspondingly we confirm, on behalf of the Company, that the Company anticipates finalization of the purchase price allocation prior to the filing of the Company's Form 10-Q for the period ending November 30, 2007. We confirm, on behalf of the Company, that the Company has now deleted the first two sentences of the fifth paragraph of Note 7 and replaced it with the following text to disclose the Company's determination of the CE Mark's fair value:

"The Company allocated the purchase price to the assets acquired and liabilities assumed based on their fair values. The purchase price in excess of the net tangible assets acquired totaling $1,421,283 was then allocated to the identified intangible asset being the CE Mark License. The fair value of the CE Mark License was based on a discounted future net cash flows analysis that used information and assumptions provided by management. The CE Mark allows BioSync to manufacture and sell the stents is being amortized over a period of 10 years and amortization expense of $32,004 has been expensed during the year ended May 31, 2007.";

and we hope and trust that this is now satisfactory in this regard.

Item 9A. Controls and Procedures, page 31

Comments:

6.       We noted that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were effective as of May 31, 2007. However, we also noted that you revised your accounting for the acquisition of Biosync prior to filing your Form 10-K on August 29, 2007 as the accounting disclosed in the 10-K is not consistent with that included in your 10-QSB for the period ended February 28, 2007 as filed on April 23, 2007. Further, we noted you subsequently restated your financial statements on Form 10-QSB/A filed October 23, 2007. Based on the foregoing, please clarify for us how management was able to conclude that your controls and procedures were, in fact, effective as of the period ended May 31, 2007.

Response:

We confirm, on behalf of the Company, that the Company has now amended its Form 10-K/A and Form 10-QSB/A to indicate that the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) and internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) were not effective as of May 31, 2007 and for the period ended February 28, 2007, respectively, due to a change in the accounting for the BioSync acquisition as a result of not correctly recording the transaction in accordance with SFAS 141 and the other adjustments relating to certain expenditures and stock-based compensation. In this respect we confirm, on behalf of the Company, that the Company has now included certain explanatory comments regarding the remedial actions taken by the Company to address the weaknesses in the Company's internal controls over financial reporting and to ensure that the Company's disclosure controls and procedures provide reasonable assurance so that material information required to be disclosed by the Company in the reports that the Company file with, or submit to, the Commission, is recorded, processed, summarized and reported by the Company within the time periods specified in the Commission's rules and forms, and we hope and trust that this is now satisfactory in this regard.

Form 10-QSB/A for the period ended February 28, 2007

Financial Statements, page 2

Note 3. Restatement, page 13

Comments:

7.       We note from your disclosure that you originally recorded the acquisition of Biosync at a purchase price of $900,000 but adjusted the purchase price to $1.9 million. Please response to the following:

  Tell us about the events that led up to the restatement and the various adjustments that are listed in your table on page 14. For example, tell us if you amended the terms of the agreement subsequent to February 16, 2007. Clarify for us how you determined the fair value of the individual assets acquired originally and the nature of the various adjustments.

  Tell us about the in process research and development that you recorded and expensed as part of your original accounting, but do not appear to reference in your restated accounting. Explain why.

  Tell us how you originally valued the 800,000 shares issued at $400,000 and why this was subsequently adjusted by $128,000.

  It appears that you only include the line items affected by the restatement in your table on page 16. Please tell us how your restatement disclosures comply with SFAS 154.

Response:

We confirm, on behalf of the Company, that the terms of the agreement to acquire BioSync were not amended subsequent to February 16, 2007 or the filing of the February 28, 2007 Quarterly Report. In this respect we reaffirm, on behalf of the Company, that the Company did not properly apply the accounting guidance for such transactions as set forth in SFAS 141 which resulted in a restatement of the Form 10-QSB. The acquisition was initially recorded at the share price contemplated in the amended agreement instead of the market price of such shares shortly before and after the amended agreement was negotiated and announced. The fair values of the individual assets acquired were originally determined to be equal to the unaudited book values. After reviewing additional supporting information in preparation of the year end financial statements, and after completing a more detailed review and analysis of the individual account balances, we confirm that the Company determined that adjustments were required to be made to the financial statements. The nature of the significant adjustments is as follows:

      Prepaid expenses and other current assets - Management discovered that certain start-up costs totalling approximately $39,000 which are not allowed to be capitalized were included in the account balance; therefore, such costs were charged to operations. The remaining adjustment related to certain costs incurred on the construction of a new facility which were reclassified to property and equipment net of some minor items which were charged to operations and a reclassification to prepaid expenses of $4,291 from cash and cash equivalents relating to cash advances made to salesmen. In aggregate, prepaid expenses and other current assets were reduced by $148,950.

      Inventory - Prior to the year end, Management identified $119,016 of book-to-actual discrepancies and scrap inventory that remained on the general ledger that had no value. Management also recorded a further provision of $301,706 to reduce inventory to lower of cost or its net realizable value. In aggregate, inventory was reduced by $420,722.

      Property and equipment - As noted above, approximately $119,000 of costs which were included in prepaid expenses and other current assets were determined to be capitalized assets. Certain costs totalling $8,928 were initially incorrectly capitalized and subsequently adjusted and charged to operations. In aggregate, property and equipment was increased by $110,186.

      Accounts payable and other current liabilities - While preparing the year end financial statements, Management noted certain cut-off errors as of February 16, 2007 regarding the timing of recognition on some expenses. As such, $6,492 of additional expenses were accrued.

      Bank indebtedness - According to the terms of the amended Agreement, the Company agreed to assume all bank indebtedness of BioSync. Accordingly, the loan payable to the bank was considered to be part of the purchase price; therefore, the balance was eliminated from net assets acquired and added as consideration paid by the Company.

      Deferred income tax liability - This represents the excess tax base of the acquired CE Mark over its book value which was not contemplated by Management upon initially recording the acquisition.

The in-process research and development was initially recorded as the purchase price in excess of the fair value of net assets acquired and charged to operations. At the time of the original quarterly filing, Management had not yet determined the future economic benefit of the recently acquired CE Mark License and whether such excess purchase price should have been capitalized; therefore, the $493,154 was charged to operations. As discussed in our response to Comment 5, the value of the CE Mark License was later supported by a discounted cash flow analysis in accordance with SFAS 141.

We confirm, on behalf of the Company, that the 800,000 shares were originally valued at $0.50 per share as contemplated in the amended agreement. In the Form 10-QSB/A for the period ended February 28, 2007 filed on October 23, 2007, management used the average share price from the two trading days before and after the transaction to value of the shares at $0.66 per share, which is in accordance with EITF 99-12 para. 4. This resulted in a $128,000 adjustment being a $0.16 per share increase to the 800,000 shares.

We confirm, on behalf of the Company, that the Form 10-QSB/A for the period ended February 28, 2007, has been revised to provide a clearer explanation for the restatement and to include all the disclosures required by para. 25 and 26 of SFAS 154. Because the majority of line items in the statements of operations and cash flows were impacted by the restatement, we confirm that the Company has revised the footnote disclosure so that all of the line items are shown in the tables, including the cumulative column. The restatement adjustments have no impact on the beginning accumulated deficit. We hope and trust that this is all now satisfactory in this regard.

          In addition to each of the foregoing responses and enclosures, we confirm, on behalf of the Company, that the Company expressly acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

  staff comments or changes to disclosure in response to staff do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          On behalf of the Company we sincerely hope and trust that each of the foregoing and the Form 10-K/A and Form 10-QSB/A is both clear and satisfactory in response to each of the Commission's recent Comments as contained in its Comment Letter, however, should Commission Staff require any further information or documentation in this respect or have any further questions or comments in this regard, please do not hesitate to contact the undersigned at (604) 691-7445 at anytime.

Yours very truly,

/s/ Thomas J. Deutsch

Thomas J. Deutsch
for Lang Michener LLP

TJD/lmr
Enclosures

cc.            Ms. Julie Sherman, Division of Corporate Finance
cc.            MIV Therapeutics, Inc.; Attn: Patrick A. McGowan, CFO